UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 12b-25	SEC FILE NUMBER 001-38416
CUSIP NUMBER 68619K204

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the transition period ended: _____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Orgenesis Inc.
Full Name of Registrant
N/A
Former Name if Applicable
20271 Goldenrod Lane
Address of Principal Executive Office (Street and Number)
Germantown, MD 20876
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Orgenesis Inc. (the “Company”) has determined that it will not be able to file its Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “Form 10-Q”) within the prescribed time period for such filing without unreasonable effort or expense. On April 15, 2024, the Company filed a Form 10-Q/A for the period ended March 31, 2023, a Form 10-Q/A for the period ended June 30, 2023 and a Form 10-Q/A for the period ended September 30, 2023 in connection with its completion of its year-end reporting processes for its 2023 fiscal year, in which the Company identified errors in accounting for (i) revenues, equity investees, goodwill, share on loss of associated companies, and selling, general and administration expenses and (ii) convertible loan receivable and credit losses related to such convertible loan. These filings have caused a delay in the Company’s quarter-end closing procedures and the filing of its Form 10-Q. The Company has dedicated significant resources to completing the Form 10-Q and is working diligently to complete the necessary work to file the Form 10-Q as soon as practicable. The Company currently expects to file its Form 10-Q within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Victor Miller	480	659-6404
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Company has not yet completed preparation of its financial statements for the quarter ended March 31, 2024, the Company expects its net loss to be significantly less than the $23,277 thousand reported in the first quarter of 2023 primarily due to a reduction of credit losses. Credit losses for the three months ended March 31, 2024 are expected to be significantly lower than the $12,177 thousand reported in the first quarter of 2023 primarily due to the Company’s evaluation of lower estimated credit losses in the first quarter of 2024. Cost of revenues, which were $2,722 for the three months ended March 31, 2023, and cost of development services and research and development expenses which were $3,281 for the three months ended March 31, 2023, are also expected to be significantly lower due to reduced activities.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties, including statements regarding the Company’s expectation that it will timely file its Form 10-Q by the extended filing date pursuant to Rule 12b-25. Forward looking statements are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including but not limited to risks and uncertainties related to the Company’s resources. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

Orgenesis Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2024	By:	/s/ Victor Miller
	Name:	Victor Miller
	Title:	Chief Financial Officer, Treasurer and Secretary